

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2011

Mark B. Lucky
Chief Financial Officer
IceWEB, Inc.
22900 Shaw Road, Suite 111
Sterling, VA 20166

      Re: IceWEB, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2010
             Filed December 29, 2010
             File No. 000-27865

Dear Mr. Lucky:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        /s/ Patrick Gilmore

                        Patrick Gilmore
                        Accounting Branch Chief